

SE 17017013
Washington, D.C. ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 3/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TMR Bayhead Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Hulse Landing
(No. and Street)

Brick (City) NJ (State) 08723 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Roberts 646-675-1853
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NA - see statement of facts included below
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB

OATH OR AFFIRMATION

I, Todd Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TMR Bayhead Securities LLC, as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None

Since the date of its previous annual report, the company has limited its securities business to acting as a broker or dealer for a single issuer. The company does not hold funds or securities for customers or any third parties, and does not owe funds or securities to customers. Any funds received are promptly transmitted to issuers and any securities are promptly delivered to subscribers.



Signature

President

Title



Notary Public

DARREN J. SALISBURY
Notary Public, State of New York
Qualified in Dutchess County
No. 01SA6190666
My Commission Expires July 28, 20 16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TMR BAYHEAD SECURITIES, LLC
FINANCIAL STATEMENTS
MARCH 31, 2016

TMR BAYHEAD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2016

ASSETS

Cash	$	30,475
Other assets		-
	$	30,475

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	5,013
Member's equity:		
Capital		25,462
	$	30,475

The accompanying notes are an integral part of these financial statements.

TMR BAYHEAD SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2106

Revenues:	
Placement fees	$ -
Expenses:	
Employee compensation and benefits	-
Other expenses	-
	-
Net loss	$ -

The accompanying notes are an integral part of these financial statements.

TMR BAYHEAD SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2016

Balance at April 1, 2015	$ 25,462
Net loss	-
Balance at March 31, 2016	$ 25,462

The accompanying notes are an integral part of these financial statements.

TMR BAYHEAD SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2016

Cash flows provided by operating activities:	
Net loss	$ -
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation and amortization	-
(Increase) Decrease in operating assets:	
Decrease in Other assets	-
Increase (Decrease) in operating liabilities:	
Increase in Accounts payable and accrued expenses	-
Total adjustments	-
Net cash provided by operating activities	-
Cash flows used for investing activities:	
None	-
Cash flows used for financing activities:	
None	-
Decrease in cash	-
Cash at beginning of the year	30,475
Cash at end of the year	$ 30,475
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

TMR BAYHEAD SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2016

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Investment Banking and Consulting

Fees are earned from securities offerings in which the Company acts as an agent on private placement of debt and equity securities, merger-and-acquisition advice, and as a business consultant. Fees are recorded when the income from the service is reasonably determinable.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, the Company's taxable income and deductions are reported by the sole member on his individual income tax returns. Therefore no provision for federal or state income taxes has been made.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 3 – NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $25,462 at March 31, 2016, which exceeds required net capital of $5,000 by $20,462. The ratio of aggregated indebtedness to net capital at March 31, 2016 was .20 to 1.

NOTE 4 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 5 – RULE 17a-5(e)(1)(i) EXEMPTION

Sections 17(a) and (e) of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder together require broker-dealers to, among other things, file an annual report containing audited financial statements, supporting schedules, and supplemental reports, as applicable, with the SEC and FINRA. The required financial statements consist of a statement of financial condition, a statement of income, a statement of cash flows, a statement of changes in stockholders' or partners' or sole proprietor's equity, and a statement of changes in liabilities subordinated to claims of general creditors. A supporting schedule consisting of a computation of required and actual net capital under Rule 15c3-1 is also required. Rule 17a-5(e)(1)(i) provides an exemption

from the audit report requirement to a broker-dealer who, since the date of its previous annual report, has limited its securities business to acting as a broker (agent) for a single issuer, has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and has not otherwise held funds or securities for or owed money or securities to customers. Paragraph (e) of Rule 17a-5 is a self-operative provision. A broker-dealer filing an annual report which is not covered by an accountant's opinion shall include in the oath or affirmation required by Rule 17a-5(e)(2) a statement of facts and circumstances relied upon as a basis for exemption from the audit report requirement.

Since the date of its previous annual report, the Company has limited its securities business to acting as a broker or agent for a single issuer. The Company does not hold funds or securities for customers or any third parties, and no funds or securities are owed by the Company to customers. Any funds received for the payment of securities are promptly transmitted to the issuer and any securities received are promptly delivered to the subscriber. Accordingly, the exemption provided in paragraph (e) of Rule 17a-5 is available and in effect for the Company, and the required financial statements for this current annual report period have been prepared and filed without an accompanying audit report, in compliance with Rule 17a-5.

For purposes of Rule 17a-5(e)(4), the Company's SIPC assessment is a minimum assessment as provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended, and accordingly the Company is not required to file a supplemental report on the SIPC annual general assessment reconciliation or exclusion from membership form.

NOTE 6 – ACCOUNTS PAYABLE, ACCRUED LIABILITIES, EXPENSES AND OTHER

In prior fiscal quarters, an aggregate of $5,000 was accrued to anticipated expenses which were not ultimately incurred during such periods as anticipated. These anticipated expenses were for financial auditing and regulatory expenses which were not incurred due to exemptions which became available during the fiscal year in question and which were not determinable until the end of the period. In the upcoming fiscal year, the Company believes that increased business activity will or may result in the loss of these exemptions and that the maintenance of the accrual currently recorded for these expenses is prudent, sufficient and appropriate.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 9, 2016, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

TMR BAYHEAD SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

MARCH 31, 2016

SCHEDULE I

TMR BAYHEAD SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2016

Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 5,013	
Net Capital		
Total Member's Equity		$ 25,462
Adjustments To Net Capital		
Other assets		-
Net Capital, as defined		$ 25,462
Net Capital Requirement		$ 5,000
Net Capital In Excess of Requirement		$ 20,462
Ratio Of Aggregate Indebtedness To Net Capital		.20 to 1

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited)	
Focus Report	$ 25,462
Net adjustments	-
Increase in non-allowables and haircuts	-
Net capital per above	$ 25,462

SCHEDULE II

TMR BAYHEAD SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2016

TMR Bayhead Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

TMR BAYHEAD SECURITIES LLC

SCHEDULE OF ASSESSMENT PAYMENTS

FOR THE YEAR ENDED MARCH 31, 2015

Payment Date	To Whom Paid	Amount
5/8/2016	SIPC, Washington DC	$ -

The accompanying notes are an integral part of these financial statements.

TMR Bayhead Securities LLC's Exemption Report

TMR Bayhead Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3. The Company in the conduct of its business does not maintain accounts, it does not have customers (as defined in 17 C.F.R. §240.15c3-3(a)(1)), and it does not receive or acquire or hold funds or securities for the account of any other person.

(2) The Company met the exemption provisions of paragraph (k)(2)(i) in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception, and the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

TMR Bayhead Securities LLC



By: ________________

Title: President

May 14, 2016

I, Todd Roberts, swear (or affirm) on behalf of TMR Bayhead Securities LLC that, to my best knowledge and belief, this Exemption Report is true and correct.



____